Exhibit 99.2

February 7, 2023

Dear Shareholders,

Last year was a turning point for the travel industry as COVID-19 became endemic in most parts of the world, and we have seen a strong recovery in leisure travel. The surge in inflation has led to significantly higher Average Daily Rates (ADRs) for hotels in many of our core markets without our having observed any notable adverse effects on travel demand. However, in the second half of the year, we started to see first signs that travelers around the world are trying to mitigate the impact of higher hotel rates by comparing different hotel offers or searching for cheaper destinations. In this environment, we believe that the value of metasearch has increased, and we have shifted our focus to innovation in our core product and plan to improve transparency of our offering and price comparison functionality.
As we reflect on the past year, we think it is important to take a step back. trivago was founded 18 years ago. Since then, it has been a leading player in the accommodation price comparison industry, while it has built one of the best known global online travel brands through broad-reach TV marketing campaigns. Until 2018, our key focus was bringing as many users as possible online and helping them to compare prices to find great deals. Prior to 2018, we experienced stellar growth, together with many of our advertisers.
Around 2018, the market dynamic started to change – industry growth slowed, particularly in Europe and the US, while most consumers had already moved their search for accommodation online. We quickly adjusted to this change in market dynamic, shifting our focus from growth to profitability. Starting in the second half of 2018, we reduced unprofitable marketing spend, improved efficiency and optimized costs, resulting in a significant increase in profitability in 2019. Through the pandemic we continued on this path, and while in 2022 our net loss was €127.2 million, mainly driven by the impairment charges recorded in the second and third quarters of 2022, we achieved a record adjusted EBITDA of €107.5 million. While improving our adjusted EBITDA, we have worked on and tested various growth options for the future, such as expanding in other travel verticals, developing travel inspiration products, integrating wholesale inventory and many others. These initiatives have generated valuable learnings that have informed our strategy going forward.
While we continue to improve our product and strengthen our core value proposition, we plan to scale up growth initiatives. Looking at the years ahead, we believe that the biggest opportunity for us – both from a consumer and a B2B perspective - is to offer travelers direct access to the hotel in addition to the traditional online travel agency offering. We believe this will benefit travelers by providing them with better rates, more personalized offers and direct communication with the service provider, while hotels will appreciate owning the customer relationship, tailoring their offerings and increasing the revenue they can generate per customer. We are convinced that we are well positioned to pursue this opportunity and are excited about the value we can bring to users and hotels going forward.

trivago in 2022
Despite all the challenges and changes that we have experienced during the past year, we achieved a record adjusted EBITDA of €107.5 million, more than 50% above our 2019 pre-COVID result, with an adjusted EBITDA margin of 20.1%. Revenue grew 48% year-on-year and cash, cash equivalents and short-term investments have increased to almost €300 million, while operating expenses (excluding Advertising Spend, significant court-ordered penalties and impairments of goodwill and intangible assets) were stable. We are very happy with our results in a challenging environment and see it – despite all the volatility we have experienced over the past few years – as proof of the value we are delivering to our users and advertisers every day!

In addition to our financial success during the year, we have made significant progress on our strategic initiatives:
•We have scaled up our brand marketing investments and sharpened our brand communication with a clear focus on price comparison.
•In four European markets and Brazil, we have run a large scale full-market test to improve the transparency of our offering and price comparison functionality.
•We have accelerated the growth in our direct hotel coverage on our platform through our strategic partnership with UBIO Limited.
•In addition to our traditional cost-per-click and cost-per-acquisition (CPA) revenue models, we are extending our net CPA on consumption model beyond independent hotels also to our hotel chain customers.

trivago in Q4 2022 and early trends in 2023
We finished the year strong, growing our revenue 18% year-over-year while maintaining our disciplined marketing approach, leading to net income of €10.4 million and an increase in adjusted EBITDA of 15% and an adjusted EBITDA margin of 21.5%.
Average booking value1 continued to be positively impacted by increased average daily hotel rates and were, as a result, significantly higher compared to the prior year period. This was a key driver of our strong financial performance, which is reflected in the increase of our Revenue-Per-Qualified-Referral (RPQR) year-over-year. However, we are seeing first signs of consumers trying to mitigate increasing average daily hotel rates by, for example, shortening their length of stay or looking for cheaper destinations and accommodations. We believe that we are well positioned to help travelers around the world to navigate through different offers, making sure they get the best deal, and present them with attractive alternatives. Consequently, volumes have been relatively stable. In Developed Europe, Qualified Referrals (QR) increased slightly year-over-year, and in our segment Rest of World, QRs would have been roughly flat when excluding the loss of volumes in Russia and Central Eastern European markets due to the war in Ukraine. The significant decrease in QRs in Americas of 20% year-over-year was mostly driven by a large-scale full market test in Brazil. While this led to a significant decrease in click-outs and QRs, the overall booking volume in that segment increased year-over-year, driving the increase in referral revenue of 15% in that segment.
2023 has started strong with a year-on-year referral revenue increase in January of over 30% which partly reflects the weakness in the same period a year ago when Europe in particular had travel restrictions in place due to the Omicron wave. We have increased our marketing spend year-on-year in anticipation of robust travel demand at the beginning of the year and are encouraged by the current trends in our branded traffic.

trivago in 2023 and beyond
In 2023 and beyond, our key focus remains to serve our users and advertisers better, delivering more value and better ease of use to them. As a first step, we have increased our coverage in eight test markets of rates directly bookable at the hotel. These rates are now available for hotels that attract 50% of click-outs, an increase from 38% prior to the test. We expect to reach 80% by year-end. With the increase in coverage, our front-end teams have the opportunity to launch new features that leverage the direct access to the hotel and better rates, and we expect to be able to actively promote these features by the beginning of 2024.
We are very excited about the opportunity ahead of us and will keep you posted on our progress in the quarters to come.

1 Average booking value is the the average amount our advertisers obtain from Qualified Referrals as a result of hotels and other accommodation booked on their sites. We estimate this amount from data voluntarily provided to us by certain advertisers.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may continue to have a significant adverse effect on our future competitiveness and profitability;
•the potential negative impact of the worsening economic outlook and inflation on consumer discretionary spending:
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•any additional impairment of intangible assets and goodwill;
•the continuing negative impact of having completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in 2021 and 2022 on our ability to reach pre-pandemic revenue levels;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business' model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP. Reconciliations of this non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter.
4